Exhibit 99.2

August 14, 2019

To:

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland & Labrador
Office of the Superintendent of Securities, Government of Prince Edward Island

We have read the statements made by PolyMet Mining Corp. in the attached copy of change of auditor notice dated August 9, 2019, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated August 9, 2019.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants